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                                        EXHIBIT 6


April 23, 1999

Metropolitan Life Insurance Company
One Madison Avenue
New York, NY  10010

Dear Sirs:

This opinion is furnished in connection with the filing of Post-Effective Amendment No. 8 to Registration Statement No. 33-57320 on Form S-6 ("Registration Statement") which covers premiums received under Flexible Premium Variable Life Insurance Policies ("Policies") offered by Metropolitan Life Insurance Company ("MLIC") in each State where they have been approved by appropriate State insurance authorities. As an Assistant Vice-President and Actuary of MLIC, I have reviewed the Policy form and I am familiar with the Registration Statement, including the Prospectus contained therein, and Exhibits thereto.

In my opinion, the illustrations of death benefits, cash values, cash surrender values and accumulated premiums for the Policy in Exhibit 1A. (5) (i) included in the Registration Statement, based on the assumptions stated in the illustrations, are consistent with the provisions of the Policies. Such assumptions, including the assumed current charge levels, are reasonable.

The rate structure of the Policies has not been designed so as to make the relationship between premiums and benefits, as shown in these illustrations appear to be correspondingly more favorable to a prospective purchaser of the Policy for males age 45, than to prospective purchasers of Policies for a male at other ages or for a female. Nor were the particular illustrations shown selected for the purpose of making this relationship appear more favorable.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to my name under the heading "Legal, Accounting and Actuarial Matters" in the Prospectus.


Very truly yours,



 /s/    Rocco A. Mariano, Jr.
-----------------------------
Rocco A. Mariano, Jr., FSA, MAAA
Assistant Vice-President and Actuary